FORM 3	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
OMB APPROVAL OMB Number: 3235-0104 Expires: January 31, 2005 Estimated average burden hours per response. . . . . 0.5
1. Name and Address of Reporting Person* Lake Acquisition Corp. Inc. (1) (Last) (First) (Middle) 1285 Drummers Lane (Street) Wayne, PA 19087 (City) (State) (Zip)	2. Date of Event Requiring Statement Month/Day/Year 02/04/2003 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)
4. Issuer Name andTicker or Trading Symbol

H.T.E, INC
(HTEI)

5. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

   Director   X 10% Owner
   Officer (give title below)
   Other (specify below)

Description
6. If Amendment, Date of Original (Month/Day/Year) 7. Individual or Joint/Group Filing (Check Applicable Line) Form filed by One Reporting Person X Form filed by More than One Reporting Person
Table I - Non-Derivative Securities Beneficially Owned
1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr.4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)
No securities owned.

Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 4)	2. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) DE / ED	3. Title and Amount of Underlying Securities (Instr. 4) Title / Amount or Number of Shares	4. Conver- sion or Exercise Price of Deri- vative Security	5. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr.5)	6. Nature of Indirect Beneficial Ownership (Instr.5)
Explanation of Responses:

(1) This form is also filed by SunGard Data Systems Inc., Lake Acquisition Corp. Inc.'s parent. The address for SunGard Data Systems Inc. is the same as listed above.
By:	Date:
/s/ SunGard Data Systems Inc.	02/14/2003
/s/ Lake Acquisition Corp. Inc.
** Signature of Reporting Person	SEC 1473 (07-02)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 5(b)(v).
** Intentional misstatements or omissions of facts constitute Federal Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.
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Additional Information Reported For This Form
Name and Address of Reporting Person* Lake Acquisition Corp. Inc. (1) (Last) (First) (Middle) 1285 Drummers Lane (Street) Wayne, PA 19087 (City) (State) (Zip)	Issuer Name and Ticker or Trading Symbol H.T.E, INC (HTEI)	Statement for (Month/Day/Year) 02/04/2003

       SunGard Data Systems Inc.

      By: /s/ Richard C. Tarbox
          ------------------------------
      Name:   Richard C. Tarbox
      Title: Senior Vice President - Corporate Development

       Lake Acquisition Corp. Inc.

      By: /s/ Richard C. Tarbox
          ------------------------------
      Name:   Richard C. Tarbox
      Title: Vice President